# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TREX BIO, INC., CIK 0002139097
CUSIP: 89531N100
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 269 East Grand Avenue, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 10/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000078003

## Reporting persons
- PFIZER INC. (13-5315170): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 700,000; shared voting power 1,265,066; sole dispositive power 700,000; shared dispositive power 1,265,066; aggregate amount beneficially owned 1,965,066 (7.2% of the class)
  Comment: Percent of class outstanding represented by the amount in row (11) is based on 27,445,682 shares of Common Stock outstanding as of October 8, 2026 as set forth in the Issuer's prospectus filed with the United States Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 8, 2026.
- PFIZER VENTURES (US) LLC (82-5524518): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,265,066; sole dispositive power 0; shared dispositive power 1,265,066; aggregate amount beneficially owned 1,265,066 (4.6% of the class)
  Comment: Percent of class outstanding represented by the amount in row (11) is based on 27,445,682 shares of Common Stock outstanding as of October 8, 2026 as set forth in the Issuer's prospectus filed with the United States Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, on October 8, 2026.

## Item 1. Issuer
Name of issuer: TREX BIO, INC.
Address of issuer's principal executive offices: 269 East Grand Avenue, Suite 300, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing: PFIZER INC.
Address of principal business office or, if none, residence: 66 Hudson Boulevard East, New York, NY 10001
Citizenship: Delaware, US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the respective responses of the Reporting Persons to Item 9 on the attached cover pages.
Percent of class: See the respective responses of the Reporting Persons to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the respective responses of the Reporting Persons to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the respective responses of the Reporting Persons to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the respective responses of the Reporting Persons to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the respective responses of the Reporting Persons to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated as of October 16, 2026, by and between Pfizer and PVUS.

## Signatures
- PFIZER INC. (13-5315170): /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (10/16/2026)
- PFIZER VENTURES (US) LLC (82-5524518): /s/ Madelyn D. Purcell, Madelyn D. Purcell/Assistant Secretary (10/16/2026)